Pernod Ricard

02 OCT -9 AM 11:25

September 31, 2002

AP/DD/336.2002

02055267

82-3361

SUPPL

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
OCT 2 3 2002
THOMSON
FINANCIAL

Antoine PERNOD

dlw 10/9

Encl. : 1page

Pernod Ricard

Taïwan

Pernod Ricard's newly acquired brands to be distributed by its own local subsidiary

Taïwan, 30 September, 2002 - With the acquisition of the Seagram brands, Pernod Ricard has moved into second position amongst spirits and wine operators in Asia.

In Taiwan, the acquired brands, which include Royal Salute, Chivas Regal, Chivas Revolve, Martell and The Glenlivet, had been imported and distributed by Tait Marketing and Distribution Company since 1998. As of November 1st, 2002, Pernod Ricard Taiwan will take over this role from Tait. Pernod Ricard Taiwan is a fully owned subsidiary which already imports and distributes Group brands such as Jacob's Creek, Jameson and Dubonnet.

Pernod Ricard Taïwan achieves annual sales representing a volume of approximately 100 000 cases*.

** 9 litre cases*

Pernod Ricard Contacts
Alain-Serge Delaitte / Media Tel: +33 (0)1 40 76 77 12
Patrick de Borredon / Investor Relations Tel: +33 (0)1 40 76 77 33

For more information about Pernod Ricard, please visit our website:
www.pernod-ricard.com